United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release  recent events

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 5, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 5, 2007	www.gruma.com

GRUMA FILES 2006 FORM 20-F

Monterrey, N.L., Mexico, July 5, 2007 - GRUMA, S.A.B. de C.V. (GRUMA or the Company) (NYSE: GMK, BMV: GRUMAB) today announced that the company's 2006 Form 20-F was filed with the United States Securities and Exchange Commission on June 29, 2007. The document is also available on the investor relations section of the company's corporate website at www.gruma.com.

Any shareholder may request, free of charge, a printed copy of the Form 20-F, which includes the company's complete audited financial statements. Shareholders may contact GRUMA's investor relations department.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Oceania and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 88 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from non- Mexican operations.